Exhibit 99.2

LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

PROXY STATEMENT

General

The board of directors of Li Bang International Corporation Inc., a Cayman Islands exempted company (the “Company” and the “Board of Directors”), is soliciting proxies for the annual general meeting of shareholders of the Company (the “Meeting”) to be held on December 30, 2025 at 9:00 p.m., Beijing Time (December 30, 2025 at 8:00 a.m., Eastern Time). The Meeting will be held at the principal offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China.

This Proxy Statement can be accessed, free of charge, at https://www.transhare.com/libang from December 20, 2025, and will first be mailed to holders of Class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares,” and collectively with the Class A Ordinary Shares, the “Shares”) of the Company on or about December 22, 2025.

Record Date and Quorum

Only shareholders of record at the close of business on December 5, 2025 (the “Record Date”) are entitled to vote at the Meeting. As of the Record Date, 3,312,000 Class A Ordinary Shares and 15,436,000 Class B Ordinary Shares were issued and outstanding. The presence, in person or by proxy or through their authorized representative, of one or more shareholders holding at least one-third of all of the Shares in issue and entitled to vote will constitute a quorum at the Meeting.

Voting and Solicitation

Each Class A Ordinary Share in issue as at the Record Date is entitled to one (1) vote and each Class B Ordinary Share in issue as at the Record Date is entitled to fifteen (15) votes. Each resolution put to the vote at the Meeting will be decided on a show of hands, unless the Board of Directors demands before the Meeting that voting shall be conducted by poll or a poll is, before, on or after the declaration of the result of the show of hands, demanded by (i) the chairman of the Meeting or (ii) one or more shareholder present in person or by proxy and holding Shares representing at least ten percent (10%) of all of the issued Shares giving a right to attend and vote at the Meeting.

Copies of solicitation materials will be furnished to all holders of Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Shares beneficially owned by others to forward to those beneficial owners.

Voting on the proposals and the submission of the form of proxy must comply with the instructions set out in the form of proxy.

In order to be valid, your valid voting instructions and the proxy must be received not less than 48 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof. TO VOTE ONLINE: Go to <www.Transhare.com> and click on Vote Your Proxy and enter your control number. TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com. TO VOTE BY FAX: Please fax the proxy card to 1.727.269.5616. TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

United States of America

Approval of Proposals 1, 2, 6 and 7 below requires the affirmative vote of a simple majority of the votes cast at the Meeting.

Approval of Proposals 3 to 5 below requires the affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting.

When proxies are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the Meeting, or at any adjournment thereof.

Abstentions by holders of Shares will be counted for purposes of determining the number of Shares present at the Meeting, but will not be counted as votes for or against any proposal.

Revocability of Proxies

Any shareholder executing a proxy pursuant to this solicitation has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to its exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly executed Proxy Form bearing a later date, or

●	attending and voting in person at the Meeting.

Full Text of Resolutions

The full text of each resolution to be voted upon at the Meeting pursuant to Proposals 1 to 7 below is set forth in the Proxy Form accompanying this Proxy Statement.

PROPOSAL 1: RE-APPOINTMENT OF DIRECTORS

The Board of Directors is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board of Directors keep themselves informed of the Company’s business by participating in board and committee meetings, by reviewing analyses and reports, and through discussions with the Chairman of the Board and other officers.

There are currently five directors serving on the Board of Directors. The individuals who have been nominated for re-appointment at the Meeting are listed in the table below. The re-appointment of each nominee will be voted on as a separate ordinary resolution at the Meeting. Each individual re-appointed as a director at the Meeting will serve on the Board of Directors until their office is otherwise vacated or they are removed by ordinary resolution.

Name
Feng Huang
Funa Li
Lianyong Song
Liqi Xi
Libing Yan

Feng Huang, Chief Executive Officer and Chairman of the Board

Mr. Feng Huang has served as our Chief Executive Officer and Chairman of the Board since December 16, 2021 and is mainly responsible for presiding over the Company’s daily operations and handling business with external parties. He has more than 13 years of marketing and operations experience in the commercial kitchen appliance industry. He worked as a sales manager in Suzhou Hongtu Sanbao Technology Development Co., Ltd. from July 2004 to September 2007 during which he was in charge of product sales. Mr. Huang has been acting as the general manager of Wuxi Li Bang Kitchen Appliance Co., Limited, since October 2007 and is responsible for operations, management, and marketing. He worked as a general manager of Li Bang Kitchen Appliance Co., Limited from March 2019 until now, during which he has been responsible for strategic and new project planning. Mr. Huang received a college degree in Computer Application from Silicon Lake Vocational and Technical School College in June 2004. Since September 2020, he has been a graduate student in Information Engineering at the School of Information Engineering, Jiangsu Open University.

Funa Li, Director

Ms. Funa Li has served as a director since May 14, 2022. Ms. Li has extensive experience in project management and bidding of the engineering industry. Since June 2021, she has been the General Manager of Jiangsu Zongchi Engineering Management Co., Ltd., where she is in charge of the daily operating and management of the company. From November 2009 to May 2021, she was the General Manager of Suzhou Zongchi Bidding Consulting Service Co., Ltd., during which she was responsible for managing the bidding operation. From July 2007 to October 2009, she served as the Sales of Suzhou Zhenghua Engineering Cost Consulting Co., Ltd. Ms. Li obtained her Technical Secondary School degree in Mechatronics from Shaanxi Institute of Technology in June 2006.

Lianyong Song, Independent Director

Mr. Lianyong Song is our independent director. Mr. Lianyong Song has over thirty years of experience in auditing. From February 2013 until now, he has been a partner at Zhongqinwanxin (Beijing) Accounting Firm, during which he is responsible for personnel management, client relations, and business development. He independently manages a 10-person audit department and represents clients, including Wahaha Group (Red Bull Group), China State Construction Engineering Corporation USA, Wanrun Co., Ltd., and others. From June 2005 to February 2013, Mr. Song served as a senior audit manager at Deloitte Hua Yong CPA Firm (Beijing), during which he managed the company’s Chinese subsidiaries and oversaw projects related to the Capital Markets. Mr. Song familiarized himself with accounting regulations (including China GAAP, US GAAP, and IFRS). He represented clients, including Founder Broadband, Starbucks, IATA, MSN, Panasonic, TAL Education Group (NYSE: XRS), New Oriental Education (NYSE: EDU), and others. From December 1998 to June 2005, Mr. Song served as vice manager at Tianjian CPA firm, during which he was Responsible for personnel management, client relations, and business development. He familiarized himself with China GAAP and represented clients, including China Telecom, China Mobile, National Development Bank, Minsheng Bank, Guodian Nanjing (Shanghai: 600406). Mr. Song started his career at China Financial and Accounting Consulting Company. Mr. Song holds a bachelor’s degree from Beijing Wuzi University.

Liqi Xi, Independent Director

Mr. Liqi Xi is an experienced sales and business development professional specializing in the commercial kitchen and cold chain equipment industry. From March 2020 to February 2024, Mr. Xi served as general manager of the e-commerce department at Jiangsu Tianyi Garment Co., Ltd., and was later promoted to head of the sales department, where he managed distribution channel sales. Since August, 2024, he has served as general manager of Shanghai Huaxinhai Cold Chain Equipment Co., Ltd. In this role, he is responsible for developing and maintaining key client relationships and driving overall sales performance. His work includes exploring new markets, acquiring and retaining clients, monitoring industry trends and competitors, analyzing market conditions, and adapting sales strategies to meet evolving customer needs. He earned an associate degree in business administration from Southwest University of Science and Technology in January 2019.

Libing Yan, Independent Director

Mr. Libing Yan has been serving as a lawyer at Beijing Dacheng (Wuxi) Law Offices since August 2017. He is a member of the Labor and Human Resources Professional Committee of Dacheng. Mr. Yan has been licensed to practice law in the PRC since February 2019 and has long focused on labor and social security law, with extensive experience in both legal practice and human resources management. Prior to joining Dacheng, Mr. Yan worked in enterprise human resources management, where he developed substantial practical expertise in labor compliance, workplace policy review, compensation design, workforce restructuring, and legal risk management. Mr. Yan is the pioneer of the first nationwide “Comprehensive Systematic Legal Risk Solution in Labor Law” product and has developed a full series of labor law compliance courses, which he regularly offers as public interest programs. He has represented numerous well-known companies in labor dispute cases, several of which have been recognized as representative cases by Jiangsu Province and Wuxi City. Mr. Yan graduated from Jiangsu Judicial School (currently known as Jiangsu Police Institute) in July 1998 and graduated from Nankai University with a bachelor’s degree in laws in December 2009.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF EACH OF THE NOMINEES FOR RE-APPOINTMENT LISTED IN THIS PROPOSAL.

PROPOSAL 2: RE-APPOINTMENT OF THE CURRENT INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has authorized and approved the re-appointment of Wei, Wei & Co., LLP (“Wei Wei”), as the independent registered public accounting firm of the Company for the fiscal year ended June 30, 2026, after examining, among other things, its expertise, experience in the industry in which the Company operates, the length of time they have served as an auditor of the Company and its independence as an auditor.

The Board of Directors determined, pursuant to the recommendation of the Company’s audit committee, that the compensation of Wei Wei is reasonable, after examining, among other things, the scope of its work and the complexity and scope of the Company’s activities.

The Board of Directors believes that the re-appointment of Wei Wei as the independent registered public accounting firm of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company to Wei Wei in each of the previous two fiscal years, please see “Item 16C. Principal Accountant Fees and Services” in the Company’s annual report on Form 20-F for the year ended June 30, 2025, filed with the SEC on November 7, 2025.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RE-APPOINTMENT OF WEI, WEI & CO., LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED JUNE 30, 2026.

PROPOSAL 3: THE SHARE CONSOLIDATION PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by special resolutions, that (a) the Company effect one or more consolidations (each a “Share Consolidation”) of its issued and unissued share capital, which consists of the Class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and the Class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”), each at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-five thousand (5,000) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date of each Share Consolidation to be determined by the Board of Directors in its sole discretion within two (2) years after the date of passing of this resolution, provided that the cumulative consolidation ratio for all such Share Consolidations shall not exceed one (1)-for-five thousand (5,000), be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the next whole ordinary share be and is hereby approved; and (c) any director or officer of the Company be and is hereby authorized to perform all such acts and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

The Share Consolidation Proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting. If the shareholders approve this proposal, the Board of Directors will have the authority to effect the Share Consolidation(s). However, the actual implementation is contingent upon Board of Directors’ discretion and final decision.

Purpose and Effects of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “LBGJ.” Among other requirements, the listing maintenance standards established by Nasdaq require the listed securities to have a minimum closing bid price of at least $1.00 per share. On November 7, 2025, the Company received a deficiency letter from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 31 consecutive business days, the closing bid price for the Company’s security has been below the minimum $1.00 per share required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). If our Class A Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency letter, Nasdaq may determine to delist the Class A Ordinary Shares.

The Board of Directors’ primary objective in proposing the Share Consolidation(s) is to raise the per share trading price of the Class A Ordinary Shares of the Company. In particular, this will help us to regain compliance with the Minimum Bid Price Rul and maintain the listing of our Class A Ordinary Shares on Nasdaq.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares, and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell their shares as quickly and as inexpensively as they have done historically. Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in our Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

Trading of the Class A Ordinary Shares

When the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-consolidation basis on the effective date to be determined by the Board of Directors and will be announced by press release by the Company (the “Effective Date”). In connection with the Share Consolidation, the CUSIP number of the Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will change.

Fractional Shares

Where the consolidation of existing Shares held by any one shareholder of the Company will result in a number which is not a whole number, the number of the consolidated Shares to be held by such shareholder following and as a result of the Share Consolidation shall be rounded up to the next whole number (and the Company shall issue such fraction of a consolidated Share as shall be necessary to achieve such whole number).

Authorized Shares and Adoption of New M&A

The Share Consolidation will affect the authorized shares of the Company under the amended and restated memorandum and articles of association in effect at the time of Effective Date (the “Then Existing M&A”), and the Company will amend the Then Existing M&A and adopt the second amended and restated memorandum and articles of association to reflect the Share Consolidation.

Street Name Holders of Pre-Consolidation Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding existing Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding existing Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SHARE CONSOLIDATION PROPOSAL.

PROPOSAL 4: INCREASE OF AUTHORIZED SHARE CAPITAL PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by a special resolution, that subject to and conditional upon the passing of the Share Consolidation Proposal, conditional upon the determination of the exact consolidation ratio and with effect from the effective date of the first Share Consolidation, the authorized share capital of the Company be increased from US$50,000 to such amount up to US$1,750,000,000, as a result from the creation of up to an additional 3,149,910,000 Class A Ordinary Shares, such that there shall be a total of 3,150,000,000 Class A ordinary shares in the Company’s authorized share capital, each with a par value equal to that applicable upon effectiveness of the first Share Consolidation (the “First Post-Consolidation Par Value”) and that following such share capital increase, the authorized share capital of the Company shall be divided into (i) 3,150,000,000 Class A ordinary shares and (ii) such number of Class B ordinary shares in the authorized share capital resulting from the first Share Consolidation, each with the First Post-Consolidation Par Value (the “Increase of Authorized Share Capital” and such proposal, the “Increase of Authorized Share Capital Proposal”).

The Increase of Authorized Share Capital Proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting. This Proposal is conditional upon Proposal 3 above being passed at the Meeting. If this Proposal is approved but Proposal 3 is not approved, this Proposal shall have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE INCREASE OF AUTHORIZED SHARE CAPITAL PROPOSAL.

PROPOSAL 5: THE M&A AMENDMENT PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by special resolutions, that subject to and conditional upon the passing of the Share Consolidation Proposal, with effect from the effective date of the first Share Consolidation, (a) the existing amended and restated memorandum and articles of association of the Company be and is hereby amended and restated to reflect the Share Consolidation and the Increase of Authorized Share Capital by adopting the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A”) in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and (b) any director or officer of the Company be and is hereby authorized to perform all such acts and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Second Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Second Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the board resolutions to be passed by the Board of Directors, with the Cayman Islands General Registry (the “Cayman Registrar”), and any further relevant filings with the Cayman Registrar as may be required to effect the Second Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation and the Increase of Authorized Share Capital Proposal (the “M&A Amendment Proposal”).

The M&A Amendment Proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting. This Proposal is conditional upon Proposal 3 above being passed at the Meeting. If this Proposal is approved but Proposal 3 is not approved, this Proposal shall have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 6: THE SHARE INCENTIVE PLAN PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by an ordinary resolution, the 2025 Share Incentive Plan of the Company.

Purpose and Effect of the 2025 Share Incentive Plan

Our Board has adopted, subject to shareholder approval, the Company’s 2025 Share Incentive Plan. The Board believes that it is in the best interests of the Company and its shareholders to approve and adopt the Company’s 2025 Plan in order to promote the best interests of the Company and its shareholders by (i) assisting the Company in the recruitment and retention of persons with ability and initiative; (ii) providing an incentive to such persons to contribute to the growth and success of the Company’s businesses by affording such persons equity participation in the Company; and (iii) associating the interests of such persons with those of the Company and its affiliates and shareholders.

The 2025 Plan provides for the grant of a variety of share-based awards, including share options, restricted shares, restricted share units and other types of share-based awards, as determined by the compensation committee of our board of directors. The maximum number of Class A ordinary shares that may be issued under the 2025 Plan is 5,000,000 Class A ordinary shares of the Company, par value $0.0001 each, subject to adjustment in the event of share splits, recapitalizations or similar events.

A copy of the 2025 Plan is attached to this Notice as Annex I.

Eligibility

Employees, directors and consultants of the Company are eligible to receive awards under the 2025 Plan. As of the date of this Notice, no specific grants have been approved or determined in connection with the 2025 Plan. The number and terms of any future awards will be determined by the compensation committee or the Board in accordance with the terms of the 2025 Plan.

Administration

The 2025 Plan will be administered by our compensation committee or the Board, which will have full authority to interpret the plan and to determine the type, terms, and conditions of awards granted thereunder. Awards may be settled in ordinary shares, cash, or a combination of both.

Interests of Directors and Executive Officers

Certain of our directors and executive officers are eligible to receive awards under the 2025 Plan and therefore have an interest in the approval of this proposal that is different from the interests of our shareholders generally.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE 2025 SHARE INCENTIVE PLAN.

PROPOSAL 7: THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will request the chairman of the Meeting (who has agreed to act accordingly) to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the proposals 1 to 4 in this proxy statement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Feng Huang

Chairman of the Board of Directors

Dated: December 18, 2025

ANNEX 1

LI BANG INTERNATIONAL CORPORATION INC.

Nasdaq Ticker: LBGJ

2025 SHARE INCENTIVE PLAN

(Approved by the shareholders on [●], 2025; Effective as of December 31, 2025)

TABLE OF CONTENTS

1.	Establishment; Purpose of the Plan	1

2.	Definitions	1

3.	Administration	3

4.	Shares Subject to Plan and Limitations	3

5.	Eligibility and Participation	4

6.	Types of Awards Available Under the Plan	4
	6.1 Options (Non-Qualified and Incentive)	4
	6.2 Share Appreciation Rights (“SARs”)	4
	6.3 Restricted Share	4
	6.4 Restricted Share Units (“RSUs”)	4
	6.5 Performance Awards	4
	6.6 Other Share-Based Awards	4

7.	General Terms and Conditions of Awards	4

8.	Corporate Transactions; Changes in Capitalization	5

9.	Forfeiture, Clawback and Recoupment	5

10.	Section 409A Compliance	5

11.	Securities Law and Other Regulatory Compliance	5

12.	Tax Withholding	6

13.	Amendment, Suspension or Termination of the Plan	6

14.	Term of the Plan	6

15.	Governing Law; Severability	6

16.	No Rights to Employment or Service	6

17.	Indemnification	6

18.	Effective Date and Shareholder Approval	6

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1. ESTABLISHMENT; PURPOSE OF THE PLAN

Li Bang International Corporation Inc., a Cayman Islands exempted company (together with its Subsidiaries, the “Company”), hereby adopts the Li Bang International Corporation Inc. 2025 Share Incentive Plan (the “Plan”), effective as of December 31, 2025 (the “Effective Date”), subject to approval by the Company’s shareholders at the 2025 annual general meeting or at an extraordinary general meeting (or any adjournment thereof). The Plan supersedes and replaces any prior equity compensation plans of the Company, but shall not affect the terms of any outstanding awards granted under such prior plans.

The Plan is intended to: (a) attract, retain and motivate Employees, Directors, and Consultants (each as defined below); (b) align the interests of such persons with those of the Company’s shareholders by providing opportunities to acquire or increase a proprietary interest in the Company; and (c) promote the success and enhance the value of the Company through the grant of equity-based and performance-based incentive awards.

2. DEFINITIONS

Whenever the following terms are used in the Plan, they shall have the meanings set forth below. Capitalized terms not defined herein shall have the meanings given to them in an Award Agreement.

“Administrator” means the Board or, if and to the extent the Board so designates, the Committee.

“Award” means, individually or collectively, any Option, SAR, Restricted Share, RSU, Performance Award or Other Share-Based Award granted under the Plan.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award, including any amendments thereto.

“Board” means the Board of Directors of the Company.

“Cause” has the meaning set forth in the grantee’s employment, consulting or other applicable agreement with the Company, or if none, as determined by the Administrator in its sole discretion.

“Change in Control” means the occurrence of any of the following events after the Effective Date: (i) a sale, lease or other disposition of all or substantially all of the Company’s consolidated assets; (ii) any person or group becomes the beneficial owner of more than 50% of the total voting power of the Company’s outstanding securities; (iii) a consummation of a merger or consolidation of the Company with any other corporation where the Company’s shareholders immediately prior to such transaction do not own more than 50% of the voting power of the surviving entity; or (iv) individuals who constitute the Board on the Effective Date (together with any new directors whose election is approved by a vote of at least two-thirds of the directors then in office) cease for any reason to constitute a majority of the Board.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Committee” means the Compensation Committee of the Board, or such other committee as the Board may designate to administer the Plan, composed in each case of not fewer than two (2) non-employee directors who meet the independence requirements of Nasdaq Listing Rule 5605 and the non-employee director requirements of Rule 16b-3 under the Exchange Act.

“Common Shares” means the Class A ordinary shares, par value US$0.0001 per share, of the Company, and such other securities as may be substituted therefor pursuant to Section 8.

“Company Group” means the Company and its Subsidiaries, collectively.

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“Consultant” means any individual who is engaged by the Company Group to render bona fide services, other than as an Employee or a Director, and who qualifies as a consultant under Form S-8 (or any successor form) promulgated under the Securities Act.

“Disability” means “disabled” or a similar term as defined in the grantee’s employment agreement or, if none, as defined in Section 409A(a)(2)(C) of the Code.

“Effective Date” has the meaning set forth in Section 1.

“Employee” means any individual treated as an employee (including an officer or director who is also treated as an employee) in the records of the Company Group.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, on any given date, the closing price of a Common Share as reported on the Nasdaq Capital Market (or such other national securities exchange on which the Common Shares are principally traded) for such date or, if the Common Shares were not traded on such date, on the last preceding trading day.

“Incentive Share Option” or “ISO” means an Option intended to qualify as an “incentive Share option” under Section 422 of the Code and designated as such in the applicable Award Agreement.

“Non-Qualified Share Option” or “NSO” means an Option that is not intended to be, or does not qualify as, an ISO.

“Option” means a right granted under Section 6.1 to purchase Common Shares at a specified exercise price for a specified period of time.

“Other Share-Based Award” means an Award granted under Section 6.6 that is denominated in or otherwise based on Common Shares.

“Participant” means any eligible individual who holds an outstanding Award.

“Performance Award” means a Restricted Share, RSU or cash-denominated Award granted under Section 6.5 that is subject to the attainment of one or more performance goals.

“Plan” has the meaning set forth in Section 1.

“Restricted Period” means the period during which an Award of Restricted Share or RSUs is subject to restrictions or forfeiture.

“Restricted Share” means Common Shares granted under Section 6.3 that are subject to forfeiture and/or restrictions on transfer.

“RSU” means a contractual right granted under Section 6.4 to receive Common Shares (or the Fair Market Value thereof) at a future date.

“Securities Act” means the Securities Act of 1933, as amended.

“Service” means a Participant’s continuous service with the Company Group as an Employee, Director or Consultant.

“Subsidiary” means any entity that is directly or indirectly controlled by the Company within the meaning of Rule 405 of the Securities Act.

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3. ADMINISTRATION

3.1 Authority. The Plan shall be administered by the Administrator, which shall have full power and authority to:

(a) interpret and administer the Plan and any Award Agreement;

(b) select the Participants;

(c) determine the type, size, terms and conditions of Awards;

(d) determine, modify or waive any condition or limitation applicable to an Award;

(e) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and

(f) adopt sub-plans and make any other determinations and take any other actions that the Administrator deems necessary or desirable to administer the Plan.

3.2 Delegation. To the extent permitted by applicable law and the Company’s governing documents, the Administrator may delegate to one or more officers of the Company the authority to grant Awards to Employees or Consultants who are not subject to Section 16 of the Exchange Act.

3.3 Decisions Final. All decisions, determinations and interpretations by the Administrator shall be final and binding on all Participants and any other persons.

4. SHARES SUBJECT TO PLAN AND LIMITATIONS

4.1 Shares Reserved. Subject to Section 8, an aggregate of 5,000,000 Common Shares (the “Share Pool”) shall be reserved for issuance pursuant to Awards under the Plan. Shares issued under the Plan may be authorized but unissued shares or shares purchased in the open market.

4.2 Share Recycling.

(a) If an Award expires, is forfeited or is terminated without having been exercised or settled in full, the Common Shares subject to such Award shall again be available for issuance under the Plan.

(b) Common Shares tendered to pay the exercise price of an Option or withheld to satisfy any tax withholding obligation shall not be added back to the Share Pool.

(c) Common Shares issued or issuable pursuant to awards assumed by the Company in connection with any merger, consolidation, acquisition of property or Share, or reorganization, shall not reduce the number of Common Shares available for issuance under the Plan, and shall not be included in the Share Pool for purposes of Section 4.1.

4.3 ISO Limit. Subject to Section 8, no more than 5,000,000 Common Shares may be issued upon the exercise of ISOs granted under the Plan.

4.4 Annual Grant Limits for Non-Employee Directors. Subject to Section 8, the aggregate grant date Fair Market Value of all Awards plus any cash compensation payable to a Non-Employee Director for service on the Board during any single calendar year shall not exceed US$1,000,000.

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5. ELIGIBILITY AND PARTICIPATION

5.1 Eligibility. Awards may be granted to any Employee, Director or Consultant whom the Administrator so selects. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Administrator.

5.2 Participation. Subject to the provisions of the Plan, the Administrator shall determine and designate, from time to time, those eligible individuals to whom Awards are to be granted and the nature and amount of each Award.

6. TYPES OF AWARDS AVAILABLE UNDER THE PLAN

6.1 Options.

(a) Grant. Options may be granted as ISOs or NSOs. Each Option shall be evidenced by an Award Agreement specifying the number of Common Shares subject to the Option, the exercise price, the term of the Option and such other provisions as the Administrator may determine.

(b) Exercise Price. The exercise price per Common Share shall be not less than 100% of the Fair Market Value of a Common Share on the grant date (110% if the grantee is a 10% shareholder and the Option is an ISO).

(c) Term. No Option shall be exercisable after the tenth (10th) anniversary of the grant date (fifth (5th) anniversary for a 10% shareholder ISO).

6.2 Share Appreciation Rights (SARs). A SAR entitles the grantee to receive, upon exercise, an amount equal to the excess of the Fair Market Value of a Common Share on the exercise date over the SAR’s base price. The base price shall be not less than 100% of the Fair Market Value of a Common Share on the grant date.

6.3 Restricted Share.

(a) Grant. Restricted Share Awards shall be evidenced by an Award Agreement that specifies the number of Common Shares granted, the Restricted Period and any vesting or forfeiture conditions.

(b) Rights as Shareholder. Unless otherwise provided in the Award Agreement, the Participant shall have all rights of a shareholder with respect to the Restricted Share, including voting rights and the right to receive dividends (which may be subject to the same vesting conditions as the underlying shares).

6.4 Restricted Share Units (RSUs). Each RSU represents the right to receive one Common Share at a specified future date, subject to satisfaction of applicable vesting conditions.

6.5 Performance Awards. A Performance Award shall be conditioned on the attainment of one or more performance goals over a performance period, as established by the Administrator.

6.6 Other Share-Based Awards. The Administrator is authorized to grant other incentives denominated or payable in, valued by reference to, or otherwise based on or related to Common Shares, including unrestricted Share grants, dividend equivalents, deferred Share units, and other rights.

7. GENERAL TERMS AND CONDITIONS OF AWARDS

7.1 Vesting. Awards shall vest at such time or times and subject to such conditions (including continued Service and/or performance conditions) as may be determined by the Administrator and reflected in the Award Agreement.

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7.2 Termination of Service. Unless otherwise provided in the Award Agreement, upon a Participant’s termination of Service for any reason, any unvested portion of an Award shall be forfeited, and any vested but unexercised Option or SAR shall remain exercisable for the period set forth in the Award Agreement.

7.3 Transferability. Unless otherwise determined by the Administrator, Awards shall not be transferable other than by will or the laws of descent and distribution.

7.4 Dividends and Dividend Equivalents. No dividends or dividend equivalents shall be paid on unvested Awards until such Awards vest.

7.5 Settlement of Awards; Fractional Shares. Unless otherwise provided in an Award Agreement, Awards shall be settled in Common Shares. No fractional Common Shares shall be issued under the Plan. The Administrator may determine whether cash shall be paid in lieu of fractional shares or whether such fractional shares shall be rounded down or forfeited without payment.

8. CORPORATE TRANSACTIONS; CHANGES IN CAPITALIZATION

In the event of any dividend or other distribution (whether in cash, shares or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, spinoff, combination, repurchase or exchange of shares or other securities, or other change in the corporate structure of the Company, the Administrator shall make equitable adjustments to the number and class of securities available under the Plan, the number and class of securities subject to outstanding Awards and the exercise or purchase price of such Awards.

In the case of a Change in Control, the Administrator may, in its discretion: (a) accelerate vesting; (b) cancel and cash-out outstanding Awards; (c) substitute outstanding Awards with awards of the surviving entity; or (d) take such other action as it deems appropriate.

9. FORFEITURE, CLAWBACK AND RECOUPMENT

All Awards and any benefits received under the Plan shall be subject to forfeiture, repayment or recoupment to the extent required under applicable law or any clawback policy adopted by the Company, including, without limitation, the Company’s policy adopted pursuant to Rule 10D-1 under the Exchange Act.

10. SECTION 409A COMPLIANCE

It is intended that the Plan and Awards granted hereunder comply with or be exempt from Section 409A of the Code, and the Plan and each Award Agreement shall be interpreted and administered accordingly.

11. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE

No Award may be exercised or shares issued under the Plan unless and until the Company has complied with all applicable listing, registration and qualification requirements of securities laws and any stock exchange on which the Common Shares are listed. For the avoidance of doubt, the Company intends initially to register under Form S-8 up to 1,000,000 Common Shares issuable to Consultants pursuant to Awards granted under this Plan, but the Plan authorizes the grant of Awards to Employees, Directors and other eligible Service Providers, and the Company may register additional shares or rely on available exemptions in the future.

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12. TAX WITHHOLDING

The Company may withhold, or require a Participant to remit, amounts sufficient to satisfy federal, state, local and non-U.S. withholding tax requirements with respect to any Award. The Administrator may permit Participants to satisfy withholding obligations by tendering already-owned Common Shares or having the Company withhold Common Shares otherwise issuable pursuant to the Award.

13. AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The Board may amend, suspend or terminate the Plan at any time, provided that shareholder approval shall be required for any amendment to the extent necessary to comply with applicable law or stock-exchange rule. No amendment, suspension or termination shall adversely affect any outstanding Award without the Participant’s consent, except as provided in the Plan or an Award Agreement.

14. TERM OF THE PLAN

Unless terminated earlier by the Board, the Plan shall continue in effect until the tenth (10th) anniversary of the Effective Date, after which no further Awards may be granted but outstanding Awards shall continue in accordance with their terms.

15. GOVERNING LAW; SEVERABILITY

The Plan and all Awards shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict-of-law principles. If any provision of the Plan or an Award Agreement is held invalid or unenforceable, the remaining provisions shall continue in full force and effect.

16. NO RIGHTS TO EMPLOYMENT OR SERVICE

Nothing in the Plan or any Award Agreement shall confer upon any Participant any right to continue in the employ or Service of the Company Group, nor shall it interfere with any right of the Company Group to terminate a Participant’s employment or Service at any time.

17. INDEMNIFICATION

Each member of the Board and the Committee shall be indemnified and held harmless by the Company against any claims, liabilities, and expenses arising out of their service in connection with the administration of the Plan, to the fullest extent permitted by applicable law.

18. EFFECTIVE DATE AND SHAREHOLDER APPROVAL

The Plan shall become effective on the Effective Date, subject to and conditioned upon approval by the Company’s shareholders. In the event the shareholders do not approve the Plan within twelve (12) months after the Board’s adoption, the Plan shall be null and void, and any Awards granted contingent upon such approval shall be cancelled.

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